EXHIBIT 99.6

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Orezone Resources Inc. (the “Company”) on Form 40-F for the period ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ronald N. Little, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2005	/s/ Ronald N. Little Ronald N. Little President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Orezone Resources Inc. (the “Company”) on Form 40-F for the period ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Douglas Perkins, Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2005	/s/ Douglas Perkins Douglas Perkins Chief Financial Officer